FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2011

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc. (“Quebecor Media” or “the Corporation”), a subsidiary of Quebecor Inc. (“Quebecor”) governed by the Business Corporations Act (Québec), is one of Canada’s largest media corporations. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management Discussion and Analysis covers the main activities of the Corporation in the first quarter of 2011 and the major changes from the last financial year. As explained under “Transition to IFRS” below, the accounting principles generally accepted in Canada (“Canadian GAAP”) that were previously used to prepare our consolidated financial statements were replaced on the adoption of the International Financial Reporting Standards (“IFRS”) on January 1, 2011. Accordingly, the consolidated financial statements of the Corporation for the three-month period ended March 31, 2011, have been prepared in accordance with IFRS. The 2010 comparative figures have also been restated.

In recent years the United States Securities and Exchange Commission (the “Commission”) has also adopted rules and regulations that permit foreign private issuers to include, in their filings with the Commission, financial statements prepared in accordance with IFRS without reconciliation to generally accepted accounting principles as used in the United States, and, in this regard, such reconciliation is no longer included in the Corporation’s consolidated financial statements.

All amounts are in Canadian dollars unless otherwise indicated. The Management Discussion and Analysis should be read in conjunction with the information in the Annual Report of the Corporation for the financial year ended December 31, 2010 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at <www.sec.gov>. It should also be read in conjunction with the information on the adjustments to the 2010 financial figures upon adoption of IFRS, explained in Note 14 to the consolidated financial statements for the three-month period ended March 31, 2011.

HIGHLIGHTS SINCE END OF 2010

➢	Quebecor Media’s sales increased by $42.4 million (4.5%) to $990.5 million in the first quarter of 2011, mainly because of sustained growth in the Telecommunications segment.

➢	During the first quarter of 2011, in accordance with the evolutionary process endorsed by the International Telecommunications Union (ITU), the new mobile network launched in September 2010 was upgraded from 3G+ to 4G (“4G network”).

➢	During the first quarter of 2011, Videotron’s mobile telephone service continued recording significant growth. As of March 31, 2011, there were 143,600 subscriber connections to the 4G network, including 86,100 new connections and 57,500 migrations from the mobile virtual network operator (“MVNO”) service.

➢	On April 21, 2011, Videotron announced that its 4G service had been rolled out across nearly 90% of its service area and was available to more than four million people in Québec.

➢	However, the roll-out of Videotron’s new mobile services network affected the Telecommunications segment’s first quarter 2011 results. In the first months following a product launch, the revenues generated by the new product are not sufficient to cover the higher expenses, which, in the case of the 4G network, include customer acquisition costs per new connection and the amortization charge.

➢	During the first quarter of 2011, the Corporation continued implementing its investment plan in the News Media segment in order to increase its revenue streams. Contracts with major customers were signed by Quebecor Media Printing Inc. (Quebecor Media Printing) (including contracts with Jean Coutu Group (PJC) Inc. and Michael Rossy Ltd.) and by the QMI National Sales Office (including Golf Town, Metro Richelieu Inc. and PepsiCo). Meanwhile, the QMI Agency added an Ottawa bureau in March 2011 to its Montréal and Toronto bureaus.

➢	On April 18, 2011, Sun TV News (“Sun News”), an English-language news and opinion specialty channel, went live. Its mission will be to offer comprehensive coverage of events that impact Canada’s political and economic life. The launch was part of the Corporation’s strategy of expanding its value-added content offerings.

➢	The 25-year usage and naming rights to the future arena in Québec City, obtained by the Corporation in March 2011, will also create opportunities for the Corporation in terms of convergence and cross-promotion of its brands, television programs and other content, potentially including the operation of a National Hockey League franchise in Québec City.

➢	According to the NADbank 2010 survey, Sun Media Corporation’s urban dailies and free newspapers registered an average 5.1% net increase in readership, while competitors’ readership was virtually flat at 0.8% growth.

➢	On April 4, 2011, the Syndicat des travailleurs de l’information du Journal de Montréal (STIJM) signed a back-to-work agreement ending the labour dispute that began in January 2009, when the employer declared a lock-out. The agreement provided for a phased return to work starting April 5, 2011. The mediator’s recommendations, which were accepted by the parties in February 2011, called for, among other things, greater flexibility with respect to the workforce and the sharing of editorial content with the Corporation’s other media outlets.

➢	On February 3, 2011, Quebecor Media expanded its community newspaper distribution network by acquiring Les Hebdos Montérégiens. With the addition of 15 community papers, Sun Media Corporation now has 71 community newspapers across Québec and Quebecor Media’s distribution network has the capacity to reach more than 3.1 million Québec households (87.0% of the total).

➢	On January 5, 2011, Quebecor Media completed the issuance of Senior Notes in the aggregate principal amount of $325.0 million, for net proceeds of $319.9 million (net of financing fees). The Notes bear interest at a rate of 7 3/8% and mature in January 2021. This transaction marks Quebecor Media’s inaugural offering on the Canadian high-yield market, adding to its established presence on the U.S. high-yield market. Quebecor Media used the net proceeds from the placement primarily to finance the early repayment and withdrawal, on February 15, 2011, of all of Sun Media Corporation’s outstanding 7 5/8% Senior Notes maturing on February 15, 2013, in the aggregate principal amount of US$205.0 million, and to finance the settlement and cancellation of related hedges.

TRANSITION TO IFRS

On January 1, 2011, Canadian GAAP, as used by publicly accountable enterprises, were fully converged to IFRS. Accordingly, the interim consolidated financial statements for the three-month period ended March 31, 2011 are the first financial statements the Corporation prepared in accordance with IFRS. Prior to the adoption of IFRS, for all periods up to and including the year ended December 31, 2010, the Corporation’s consolidated financial statements were prepared in accordance with Canadian GAAP. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences related to recognition, measurement and disclosures.

The date of the opening balance sheet under IFRS and the date of transition to IFRS are January 1, 2010. The financial data for 2010 have therefore been restated. The Corporation is also required to apply IFRS accounting policies retrospectively to determine its opening balance sheet, subject to certain exemptions. However, the Corporation is not required to restate figures for periods prior to January 1, 2010 that were previously prepared in accordance with Canadian GAAP.

The new significant accounting policies under IFRS are disclosed in Note 1 to the consolidated financial statements for the three-month period ended March 31, 2011, while Note 14 explains adjustments made by the Corporation in preparing its IFRS opening consolidated balance sheet as of January 1, 2010 and in restating its previously published Canadian GAAP consolidated financial statements for the three-month period ended March 31, 2010 and the year ended December 31, 2010. Note 14 also provides details on exemption choices made by the Corporation with respect to the general principle of retrospective application of IFRS. The changes to critical accounting policies as a result of IFRS, and their impacts on accounting estimates, are described under “Changes in critical accounting policies and estimates” below.

ADDITIONAL IFRS MEASURE

Operating Income

In its analysis of operating results, the Corporation uses operating income, as reported in its consolidated statement of income, to assess its financial performance. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results and the results of its operating segments. This measure is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. Operating income is defined as an additional IFRS measure.

Previously, under Canadian GAAP, operating income was a non-GAAP measure (see “Transition to IFRS” above). The Corporation defined operating income as net income in accordance with Canadian GAAP before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing, income tax, and non-controlling interest.

Operating income as used by the Corporation may not be the same as similarly titled measures reported by other companies.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures we used to assess our financial performance, such as cash flows from segment operations, free cash flows from continuing operating activities and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. Our method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.

Cash Flows from Segment Operations

Cash flows from segment operations represents operating income, less additions to property, plant and equipment and acquisitions of intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows from segment operations (see “Cash flows from segment operations”), minus cash interest payments and cash charges for restructuring of operations, impairment of assets and other special items, plus or minus current income tax expenses, other receipts (disbursements), and the net change in non-cash balances related to operations. We use free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 1 provides a reconciliation of free cash flows from continuing operating activities to cash flows provided by operating activities measure reported in the consolidated financial statements.

Table 1

Reconciliation of free cash flows from continuing operating activities to cash flows provided by operating activities measure reported in the consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2011	2010
Free cash flows from continuing operating activities (see Table 2)	$(34.1)	$12.2
Additions to property, plant and equipment	195.2	133.5
Additions to intangible assets	19.6	20.2
Proceeds from disposal of assets	(1.0)	(1.4)

Cash flows provided by operating activities	$179.7	$164.5

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable telephone and mobile telephone revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable telephone and mobile telephone revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2011/2010 first quarter comparison

Revenues: $990.5 million, an increase of $42.4 million (4.5%).

•	Revenues increased in Telecommunications (by $49.7 million or 9.4% of segment revenues) and in Interactive Technologies and Communications ($3.0 million or 12.6%).

•	Revenues flat in the Leisure and Entertainment segment.

•	Revenues decreased in News Media (by $2.8 million or -1.1%), mainly because of lower circulation revenues, and in the Broadcasting segment ($2.5 million or -2.3%).

Operating income: $291.0 million, a decrease of $10.4 million (-3.5%).

•

Operating income decreased in News Media ($9.5 million or -23.0% of segment operating income), Telecommunications ($1.5 million or -0.6%), Broadcasting ($1.1 million or -19.3%) and Interactive Technologies and Communications ($0.1 million or -10.0%).

•	Operating income increased in Leisure and Entertainment ($1.4 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $4.8 million favourable variance in the stock-based compensation charge in the first quarter of 2011 compared with the same period of 2010. The change in the fair value of Quebecor stock options resulted in a $2.8 million favourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2011.

•

Excluding the impact of the consolidated stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee provision, operating income would have decreased 5.8% in the first quarter of 2011, compared with a 12.0% increase in the same period of 2010.

Net income attributable to shareholders: $63.5 million in the first quarter of 2011, compared with $93.9 million in the same period of 2010, a decrease of $30.4 million (-32.4%).

•	The decrease was mainly due to:

•	$31.9 million increase in amortization charge;

•	$10.4 million decrease in operating income;

•	$7.1 million increase in the charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$15.2 million favourable variance in gains and losses on valuation and translation of financial instruments.

Amortization charge: $120.8 million, a $31.9 million increase essentially due to the impact of significant capital expenditures in 2010 and the first quarter of 2011 in the Telecommunications segment, including commencement of amortization of 4G network equipment and licences following the network’s launch in September 2010.

Financial expenses: $76.7 million, a decrease of $0.2 million.

•	The decrease was mainly due to:

•	$3.9 million favourable variance in exchange rates on operating items.

Partially offset by:

•	higher base interest rates.

Gain on valuation and translation of financial instruments: $10.5 million in the first quarter of 2011 compared with $4.7 million loss in the same quarter of 2010, a favourable variance of $15.2 million.

•	The increase was mainly due to the favourable variance in gains and losses on embedded derivatives as well as the favourable variance in gains and losses on the ineffective portion of hedges.

Charge for restructuring of operations, impairment of assets and other special items: $9.5 million in the first quarter of 2011, compared with $2.4 million in the first quarter of 2010, a $7.1 million unfavourable variance.

•

In connection with the startup of its 4G network, Videotron recorded an $8.6 million charge for migration costs in the first quarter of 2011. Videotron expects to incur charges for migration costs until the conversion process has been completed.

•

A $0.9 million charge for impairment of intangible assets was also recorded in the News Media segment in the first quarter of 2011. In the first quarter of 2010, a $2.4 million charge for restructuring of operations was recorded in the News Media segment in connection with new staff reduction programs.

Loss on debt refinancing: $9.3 million in the first quarter of 2011 compared with $10.4 million in the same period of 2010.

•

On February 15, 2011, Sun Media Corporation paid $202.8 million to buy back and withdraw all its 7 5/8% Senior Notes in the aggregate principal amount of US$205.0 million, and settled the related hedges for $105.4 million, for a total cash consideration of $308.2 million. This transaction generated a total $9.3 million loss.

•

On January 14, 2010, Quebecor Media made a US$170.0 million early payment on drawings on its term loan “B” and settled a corresponding portion of its hedge agreements in the amount of $30.9 million, for a total cash disbursement of $206.7 million. This transaction generated a $10.4 million loss on debt refinancing, including the $6.5 million loss already reported in other comprehensive income and reclassified in the statement of income.

Income tax expense: $21.4 million in the first quarter of 2011 (effective tax rate of 25.1%), compared with $23.7 million in the same period of 2010 (effective tax rate of 20.1%).

•	The $2.3 million favourable variance and the change in the effective tax rate in the first quarter of 2011 compared with the same period of 2010 were primarily due to:

•	decrease in income before income taxes.

Offset by:

•	larger reduction in deferred tax liabilities in the first quarter of 2010 in light of developments in tax audits, jurisprudence and tax legislation;

•

less favourable impact of tax rate mix on the various components of the gains and losses on financial instruments and derivative financial instruments, and on the translation of financial instruments, in the first quarter of 2011.

Free cash flows from continuing operating activities: Negative $34.1 million in the first quarter of 2011, compared with positive $12.2 million in the same period of 2010 (Table 2).

•	The unfavourable variance of $46.3 million was essentially due to:

•	$61.7 million increase in additions to property, plant and equipment, mainly due to spending in the Telecommunications segment on its 4G network and cable network modernization;

•	$10.4 million decrease in operating income;

•	$6.2 million increase in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•

$13.0 million decrease in use of funds for non-cash balances related to operations, mainly because of a greater reduction in accounts receivable in the first quarter of 2011 than in the first quarter of 2010, partially offset by the impact of a decrease in deferred revenues in the first quarter of 2011. The net difference was due to a different customer billing cycle in the first quarter of 2011 than in the same period of 2010 in the Telecommunications segment;

•	$20.4 million decrease in current income taxes.

Table 2: Quebecor Media

Free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended March 31
	2011	2010
Cash flows from segment operations:
Telecommunications	$57.9	$111.9
News Media	23.8	36.4
Broadcasting	(5.1)	1.7
Leisure and Entertainment	(0.4)	(2.4)
Interactive Technologies and Communications	(0.1)	0.5
Head Office and other	1.1	1.0

	77.2	149.1
Cash interest expense[1]	(73.7)	(73.9)
Cash portion of charge for restructuring of operations, impairment of assets and other special items	(8.6)	(2.4)
Current income taxes	(0.4)	(20.8)
Other	(0.6)	1.2
Net change in non-cash balances related to operations	(28.0)	(41.0)

Free cash flows from continuing operating activities	$(34.1)	$12.2

[1]	Interest on long-term debt, foreign currency translation on short-term monetary items and other interest expenses (see note 5 to consolidated financial statements).

Table 3

Reconciliation of cash flows from segment operations to operating income

(in millions of Canadian dollars)

	Three months ended March 31
	2011	2010
Operating income	$291.0	$301.4
Additions to property, plant and equipment	(195.2)	(133.5)
Acquisitions of intangible assets	(19.6)	(20.2)
Proceeds from disposal of assets	1.0	1.4

Cash flows from segment operations	$77.2	$149.1

SEGMENTED ANALYSIS

Telecommunications

First quarter 2011 operating results

Revenues: $578.0 million, an increase of $49.7 million (9.4%).

•

Combined revenues from all cable television services increased $15.7 million (6.8%) to $245.6 million, due primarily to higher ARPU, partially as a result of increases in some rates, the impact of customer base growth, the success of high definition (“HD”) packages, and increased video on demand and pay TV orders.

•

Revenues from Internet access services increased $10.5 million (6.6%) to $168.4 million. The improvement was mainly due to customer growth, increases in some rates and customer migration to upgraded services.

•	Revenues from cable telephone service increased $8.9 million (9.0%) to $107.3 million, primarily as a result of customer and subscriber line increases.

•	Revenues from mobile telephone service increased $9.1 million (78.5%) to $20.7 million, essentially due to customer growth resulting largely from the launch of the new network in September 2010.

•	Revenues of Videotron Business Solutions increased $1.1 million (7.9%) to $15.1 million, mainly because of higher revenues from network solutions.

•	Revenues from customer equipment sales increased $3.8 million (41.3%) to $13.0 million, mainly because of increased sales of digital set-top boxes and mobile handsets.

•	Revenues of Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) decreased $0.3 million (-5.4%) to $5.3 million, mainly as a result of the closure of two stores in March 2010.

•	Other revenues increased $0.9 million to $2.6 million.

Monthly ARPU: $99.78 in the first quarter of 2011 compared with $93.12 in the same period of 2010, an increase of $6.66 (7.2%).

Customer statistics

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 3,000 (-0.2%) in the first quarter of 2011, compared with an increase of 8,500 in the first quarter of 2010, and increased by 23,100 during the 12-month period ended March 31, 2011 (Table 4). At the end of the first quarter of 2011, Videotron had 1,808,600 customers for its cable television services. The household penetration rate (number of subscribers as a proportion of total homes passed by Videotron’s network, i.e., 2,623,200 homes as of the end of March 2011, compared with 2,582,800 at the end of the first quarter of 2010) was 68.9% versus 69.1% a year earlier.

•

As of March 31, 2011, the number of subscribers to the Digital TV service stood at 1,243,700, a quarterly increase of 24,100 or 2.0%, compared with a 35,800-subscriber increase in the first quarter of 2010, and a 12-month increase of 123,800 (11.1%). As of March 31, 2011, illico Digital TV had a household penetration rate of 47.4% versus 43.4% a year earlier.

•

The customer base for analog cable television services decreased by 27,100 (-4.6%) in the first quarter of 2011 (compared with a decrease of 27,300 customers in the same quarter of 2010) and by 100,700 (-15.1%) over a 12-month period, primarily as a result of customer migration to illico Digital TV.

Internet access – The number of subscribers to cable Internet access services was 1,263,600 at March 31, 2011, an increase of 11,500 (0.9%) from the previous quarter (compared with a 21,000-subscriber increase in the first quarter of 2010). During the 12-month period ended March 31, 2011, the cable Internet access service increased its subscriber base by 72,000 (6.0%) (Table 4). At March 31, 2011, Videotron’s cable Internet access services had a household penetration rate of 48.2% versus 46.1% a year earlier.

Cable telephone service – The number of subscribers to cable telephone service stood at 1,129,800 at the end of March 2011, an increase of 15,500 (1.4%) from the previous quarter (compared with a 29,000-customer increase in the first quarter of 2010), and a 12-month increase of 86,800 (8.3%) (Table 4). At March 31, 2011, the cable telephone service had a household penetration rate of 43.1% versus 40.4% a year earlier.

Mobile telephone service – As of March 31, 2011, the number of subscriber connections to the mobile telephone service stood at 164,700, an increase of 28,600 (21.0%) from the end of December 2010 (compared with an increase of 2,500 connections in the first quarter of 2010), and a 12-month increase of 79,400 (93.1%). The increase was due primarily to the launch of the new mobile network on September 9, 2010 (Table 4). Since the launch, 143,600 subscriber connections have been added to the 4G network, including 86,100 new connections and 57,500 migrations from the MVNO service.

Table 4

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	Mar. 2011	Dec. 2010	Sept. 2010	June 2010	Mar. 2010	Dec. 2009	Sept. 2009	June 2009
Cable television:
Analog	564.9	592.0	619.7	639.5	665.6	692.9	717.3	742.3
Digital	1,243.7	1,219.6	1,182.3	1,142.0	1,119.9	1,084.1	1,042.4	990.3

Total cable television	1,808.6	1,811.6	1,802.0	1,781.5	1,785.5	1,777.0	1,759.7	1,732.6
Cable Internet	1,263.6	1,252.1	1,233.8	1,201.7	1,191.6	1,170.6	1,145.4	1,109.9
Cable telephone	1,129.8	1,114.3	1,098.1	1,065.3	1,043.0	1,014.0	979.1	934.8
Mobile telephone[1]	164.7	136.1	95.4	87.0	85.3	82.8	79.8	73.5

[1]	In thousands of subscriber connections.

Operating income: $251.0 million, a decrease of $1.5 million (-0.6%).

•	The following positive factors:

•	customer growth for all services;

•	increases in some rates, including cable television and Internet access rates;

•	increases in contribution to income from HD packages, additional set-top boxes, video on demand and pay TV;

•	customer migration to upgraded Internet access and mobile telephone services;

•	impact of higher ARPU for cable telephone service;

•	$5.6 million favourable variance in the stock-based compensation charge;

were outweighed by:

•

increases in operating expenses, among them costs related to the roll-out of the 4G network, including acquisition costs of approximately $486 per subscriber addition (direct costs, including selling, advertising and marketing expenses and equipment subsidies) and site overhead costs;

•

capitalization of some operating expenses during the build-out of the new mobile services network, which also explains the unfavourable variance in operating expenses in the first quarter of 2011 compared with the first quarter of 2010;

•

$4.7 million write-down on mobile handset inventory in the first quarter of 2011, mainly because of higher-than-average orders in the fourth quarter of 2010 due to positive customer response to the mobile services network launch in September 2010;

•	promotions on sales of digital set-top boxes.

•

Excluding the variance in the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the CRTC Part II licence fee adjustment in the fourth quarter of 2009, the decrease in the segment’s operating income in the first quarter of 2011 would have been 2.8% compared with the 13.3% increase in the same period of 2010.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 56.6% in the first quarter of 2011 compared with 52.2% in the same period of 2010.

•	The increase was mainly due to operating expense increases related to the roll-out of the 4G network, partially offset by the impact of increases in some rates.

Cash flows from operations

Cash flows from segment operations: $57.9 million in the first quarter of 2011 compared with $111.9 million in the same period of 2010 (Table 5).

•

The $54.0 million decrease was mainly due to a $52.4 million increase in additions to property, plant and equipment, essentially as a result of spending on the 4G network and cable network modernization.

Table 5: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2011	2010
Operating income	$251.0	$252.5
Additions to property, plant and equipment	(178.6)	(126.2)
Acquisitions of intangible assets	(15.5)	(15.7)
Proceeds from disposal of assets	1.0	1.3

Cash flows from segment operations	$57.9	$111.9

News Media

First quarter 2011 operating results

Revenues: $245.3 million, a decrease of $2.8 million (-1.1%).

•

Advertising revenues increased 1.1%; circulation revenues decreased 8.4%, more than half of which decrease was due to price reductions and promotions, and combined revenues from commercial printing and other sources decreased 2.3%.

•	Revenues decreased 3.2% at the urban dailies and 0.1% at the community newspapers. Excluding business acquisitions, revenues of the community newspapers decreased by 4.3%.

•

Revenues increased 9.0% at the portals, essentially because of a 26.6% increase at the general-interest portals, due primarily to higher advertising revenues, partially offset by a 3.0% decrease in revenues at the special-interest portals.

•	Highlights from NADbank 2010 survey:

•

24 HoursTM chain added 66,300 readers for 7.6% growth. Readers continued to respond positively to investments in the 24 HoursTM newspapers, which included changes in the appearance of the Toronto newspaper (glossy paper) and layout and content improvements nationally;

•	In the Toronto metropolitan area, the Toronto Sun’s weekday readership increased 17.2% and readership of 24 HoursTM increased 9.2%.

•	Le Journal de Montréal grew its weekday readership by 1.4%, maintaining its leading position as the largest French-language newspaper in North America.

Operating income: $31.8 million, a decrease of $9.5 million (-23.0%).

•	The decrease was due primarily to:

•	impact of revenue decrease;

•	increases in some operating expenses, including community newspaper startup costs in Québec and spending on the free Toronto newspaper 24 HoursTM;

•	unfavourable variance related to investments in Quebecor Media Network and Quebecor MediaPagesTM;

•	$2.5 million increase in newsprint costs.

Partially offset by:

•	$6.6 million favourable variance in multimedia employment tax credits.

•

Excluding the impact of the stock-based compensation charge, investments in Quebecor MediaPagesTM, Quebecor Media Network startup costs and the acquisition of Les Hebdos Montérégiens, operating income would have decreased by 18.1% in the first quarter of 2011, compared with a 41.9% increase in the same period of 2010.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 87.0% in the first quarter of 2011 compared with 83.4% in the same period of 2010.

•	The increase was due mainly to:

•	spending on community newspaper launches in Québec, the free Toronto newspaper 24 HoursTM, Quebecor Media Network and Quebecor MediaPagesTM;

•	unfavourable impact of the fixed component of operating costs (which does not fluctuate in proportion to revenue decreases);

•	higher newsprint costs.

Offset by:

•	reduced costs due to higher employment tax credits.

Cash flows from segment operations: $23.8 million in the first quarter of 2011 compared with $36.4 million in the first quarter of 2010 (Table 6).

•	The $12.6 million decrease was due to the $9.5 million decrease in operating income and the $3.6 million increase in additions to property, plant and equipment.

Table 6: News Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2011	2010
Operating income	$31.8	$41.3
Additions to property, plant and equipment	(5.9)	(2.3)
Acquisitions of intangible assets	(2.1)	(2.7)
Proceeds from disposal of assets	—	0.1

Cash flows from segment operations	$23.8	$36.4

Broadcasting

First quarter 2011 operating results

Revenues: $107.1 million, a decrease of $2.5 million (-2.3%).

•	Revenues from television operations decreased $1.6 million, mainly due to:

•	decrease in advertising revenues at the conventional station Sun TV in view of repositioning following the creation of Sun News;

•	decrease in revenues at TVA Films, reflecting the larger number of successful releases in the first quarter of 2010.

Partially offset by:

•	higher production and video on demand revenues at the TVA Network;

•	increased subscription revenues at the specialty channels;

•	higher revenues at TVAccès.

•	Total publishing revenues decreased $0.9 million, mainly because of lower newsstand revenues.

Operating income: $4.6 million, a decrease of $1.1 million (-19.3%).

•	Operating income from television operations decreased $0.6 million, mainly due to:

•	increase in operating expenses related to the launch of Sun News;

•	higher content costs at the specialty channels as a result of new channels and the programming strategy.

Partially offset by:

•	impact of revenue growth at the TVA Network and the specialty channels;

•	increased profitability at TVA Films.

•	Operating income from publishing operations decreased by $0.6 million, mainly as a result of the impact of the revenue decrease.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 95.7% in the first quarter of 2011 compared with 94.8% in the same period of 2010. The increase in costs as a proportion of revenues was mainly due to higher operating expenses related to the launch of the Sun News channel and higher costs at the specialty channels.

Cash flows from segment operations: Negative $5.1 million in the first quarter of 2011 compared with positive $1.7 million in the same period of 2010, a $6.8 million decrease (Table 7).

•	The $6.8 million unfavourable variance was essentially due to the $5.3 million increase in additions to property, plant and equipment, and the $1.1 million decrease in operating income.

Table 7: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2011	2010
Operating income	$4.6	$5.7
Additions to property, plant and equipment	(8.9)	(3.6)
Acquisitions of intangible assets	(0.8)	(0.4)

Cash flows from segment operations	$(5.1)	$1.7

Other developments since end of 2010

On May 2, 2011, TVA Group Inc. (“TVA Group”) launched the specialty channel Mlle, dedicated to style, beauty and the well-being of Québec women.

On March 17, 2011, TVA Group filed a normal course issuer bid to buy back and cancel, between March 21, 2011 and March 20, 2012, up to 972,545 Class B shares of TVA Group, or approximately 5% of the issued and outstanding Class B shares as of the date of the filing. No Class B shares were repurchased in the first quarter of 2011.

Leisure and Entertainment

First quarter 2011 operating results

Revenues: $61.4 million, flat compared with the first quarter of 2010.

•	Increases were recorded in the Book division’s revenues from bookstore sales and publishing operations, and in Archambault Group Inc.’s revenues from production sales and the archambault.ca site.

Operating income: $1.2 million in the first quarter of 2011 compared with a $0.2 million operating loss in the same period of 2010. The $1.4 million improvement was due primarily to increased operating income in the Book division, generated by the impact of higher revenues from some activities and lower operating costs at the publishing houses and CEC Publishing Inc.

Cash flows from segment operations: Negative $0.4 million in the first quarter of 2011 compared with negative $2.4 million in the same period of 2010 (Table 8).

•	The $2.0 million improvement was due to the $1.4 million increase in operating income and the $0.6 million decrease in additions to property, plant and equipment and intangible assets.

Table 8: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2011	2010
Operating income (loss)	$1.2	$(0.2)
Additions to property, plant and equipment	(0.4)	(0.8)
Acquisitions of intangible assets	(1.2)	(1.4)

Cash flows from segment operations	$(0.4)	$(2.4)

Interactive Technologies and Communications

First quarter 2011 operating results

Revenues: $26.8 million, an increase of $3.0 million (12.6%).

•	The increase was due mainly to:

•	higher volume from customers in Canada generated by, among other things, the transfer of technological activities from the News Media segment, and higher revenues in Europe.

Partially offset by:

•	decrease in volume from government customers;

•	unfavourable variances in currency translation, mainly in Europe.

Operating income: $0.9 million, a decrease of $0.1 million (-10.0%).

•	The decrease was mainly due to the impact of lower volume from government customers, partially offset by the impact of revenue growth in Europe.

Cash flows from segment operations: Negative $0.1 million in the first quarter of 2011 compared with positive $0.5 million in the same period of 2010 (Table 9).

•	The $0.6 million unfavourable variance was mainly due to the $0.5 million increase in additions to property, plant and equipment.

Table 9: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2011	2010
Operating income	$0.9	$1.0
Additions to property, plant and equipment	(1.0)	(0.5)

Cash flows from segment operations	$(0.1)	$0.5

CASH FLOWS AND FINANCIAL POSITION

Operating Activities

Cash flows provided by operating activities: $179.7 million in the first quarter of 2011, compared with $164.5 million in the same period of 2010.

•	The $15.2 million increase was mainly due to:

•

$13.0 million decrease in use of funds for non-cash balances related to operations, mainly because of a greater reduction in accounts receivable in the first quarter of 2011 than in the first quarter of 2010, partially offset by the impact of a decrease in deferred revenues in the first quarter of 2011. The net difference was due to a different customer billing cycle in the first quarter of 2011 than in the same period of 2010 in the Telecommunications segment;

•	$20.4 million decrease in current income taxes.

Partially offset by:

•	$10.4 million decrease in operating income;

•	$6.2 million increase in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Working capital: Negative $53.8 million at March 31, 2011 compared with negative $12.7 million at December 31, 2010, an unfavourable variance of $41.1 million, mainly reflecting a decrease in cash and cash equivalents, which were used to finance investing activities.

Financing Activities

Consolidated debt (long-term debt plus bank borrowings): $6.9 million increase in the first quarter of 2011. $20.3 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Debt increased in the first quarter of 2011 for the following reason:

•

issuance by Quebecor Media on January 5, 2011 of $325.0 million aggregate principal amount of Senior Notes for net proceeds of $319.9 million (net of financing fees), with a 7 3/8% coupon maturing in January 2021.

Summary of debt reductions in the first quarter of 2011:

•

$202.8 million early repayment on February 15, 2011, of all of Sun Media Corporation’s outstanding 7 5/8% Senior Notes maturing on February 15, 2013, in the aggregate principal amount of US$205.0 million;

•

estimated $75.2 million favourable impact of exchange rate fluctuations. This decrease was offset by an increase in the liability (or a decrease in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•	current payments totalling $21.8 million on Quebecor Media’s credit facility and other debt.

•

$15.8 million decrease in debt due to a favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate fluctuations, and to changes in fair value related to hedged interest rate risk.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $430.9 million at March 31, 2011 compared with a net liability of $451.2 million at December 31, 2010. The $20.3 million favourable net variance was caused primarily by:

•

the settlement and revocation by Sun Media Corporation of hedges in the amount of $105.4 million following the early repayment and withdrawal, on February 15, 2011, of all its outstanding Senior Notes.

Partially offset by:

•	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•	impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

Investing Activities

Additions to property, plant and equipment: $195.2 million, compared with $133.5 million in the first quarter of 2010. The increase was mainly due to spending on the 4G network and cable network modernization in the Telecommunications segment.

Acquisitions of intangible assets: $19.6 million in the first quarter of 2011, compared with $20.2 million in the same period of 2010.

Business acquisitions: $45.1 million in the first quarter of 2011, compared with $1.0 million in the same period of 2010, a $44.1 million increase, reflecting among other things the impact of the acquisition of community newspapers in the News Media segment.

Financial Position at March 31 2011

Net available liquidity: $928.8 million for the Corporation and its wholly owned subsidiaries, consisting of $116.9 million in cash and $811.9 million in available unused lines of credit.

Consolidated debt: $3.53 billion at March 31, 2011, a $6.9 million increase. $20.3 million favourable net variance in assets and liabilities related to derivative financial instruments (see. “Financing Activities” above).

•

Consolidated debt essentially consisted of Videotron’s $1.74 billion debt ($1.79 billion at December 31, 2010), Sun Media Corporation’s $37.7 million debt ($240.0 million at December 31, 2010), TVA Group’s $91.2 million debt ($93.9 million at December 31, 2010) and Quebecor Media’s $1.66 billion debt ($1.40 billion at December 31, 2010).

As at March 31, 2011, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:

Table 10

Minimum principal repayments on Quebecor Media’s long-term debt

12 months period ending on March 31

(in millions of Canadian dollars)

2012	$14.5
2013	220.1
2014	644.7
2015	85.6
2016	1,348.3
2017 and thereafter	1,309.8

Total	$3,623.0

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.3 years as of March 31, 2011 (5.0 years as of December 31, 2010). As of March 31 2011, the debt consists of approximately 83.2 % fixed-rate debt (75.2 % as of December 31, 2010) and 16.8 % floating-rate debt (24.8 % as of December 31, 2010).

Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, disbursements related to foreign exchange hedges, pension plan contributions and dividends (or distributions). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the publicly listed subsidiary TVA Group. The Corporation believes it will be able to meet future debt payments, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At March 31, 2011, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

•	On March 8, 2011, the Board of Directors of Quebecor Media declared an $25.0 million dividend, which was paid to shareholders on March 9, 2011.

•	On May 25, 2011, the Board of Directors of Quebecor Media declared an $25.0 million dividend, which was paid to shareholders on May 26, 2011.

Table 11

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2010 and March 31, 2011

(in millions of Canadian dollars)

	Mar. 31, 2011	Dec. 31, 2010	Difference	Main reasons for difference
Assets
Cash and cash equivalents	$123.6	$242.7	$(119.1)	Cash flows used in investing activities
Accounts receivable	496.0	587.3	(91.3)	Impact of current variances in activity and a different customer billing cycle in the Telecommunications segment
Property, plant and equipment	2,825.9	2,755.1	70.8	Additions to property, plant and equipment (see “Investing Activities” above), less amortization for the period
Goodwill	3,536.9	3,505.2	31.7	Impact of business acquisitions in the News Media segment
Liabilities

Accounts payable and accrued charges	649.7	723.9	(74.2)	Impact of current variances in activity
Deferred revenues	246.8	275.1	(28.3)	Impact of a different customer billing cycle in the Telecommunications segment
Long-term debt, including short-term portion and bank indebtedness	3,525.2	3,518.3	6.9	See “Financing Activities”
Net derivative financial instruments[1]	430.9	451.2	(20.3)	See “Financing Activities”
Net deferred taxes[1]	388.3	369.3	19.0	Use of tax benefits and capital cost allowance in excess of book amortization

[1]	Long-term asset less long-term liability.

ADDITIONAL INFORMATION

Contractual Obligations

At March 31, 2011, material contractual obligations of operating activities included capital and interest payments on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 12 below shows a summary of these contractual obligations.

Table 12

Contractual obligations of Quebecor Media as of March 31, 2011

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$3,623.0	$14.5	$864.8	$1,433.9	$1,309.8
Interest payments[2]	1,672.9	218.3	575.7	493.2	385.7
Operating leases	425.6	72.8	103.5	70.3	179.0
Additions to property, plant and equipment and other commitments	110.0	64.2	40.9	3.8	1.1
Derivative financial instruments[3]	476.2	0.6	226.9	141.6	107.1

Total contractual obligations	$6,307.7	$370.4	$1,811.8	$2,142.8	$1,982.7

[1]	Carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates; hedged interest rates and hedged foreign exchange rates as of March 31, 2011.
[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

Financial Instruments

Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

As at March 31, 2011, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. The Corporation has entered into foreign exchange forward contracts and cross-currency interest rate swap agreements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.

Quebecor Media has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems and other equipment in the Telecommunications segment, including equipment for the 4G network. As well, Quebecor Media has entered into currency forward contracts in order to hedge future contractual instalments payable in euros.

Quebecor Media does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by Quebecor Media include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The fair value of long-term debt and derivative financial instruments at March 31, 2011 is shown in Table 13.

Table 13

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2011		December 31, 2010
	Carrying value	Fair value asset (liability)	Carrying value	Fair value asset (liability)
Long-term debt[1]	$(3,623.0)	$(3,809.6)	$(3,596.3)	$(3,773.1)
Derivative financial instruments:
Early settlement options	98.4	98.4	88.8	88.8
Interest rate swaps	(1.2)	(1.2)	(1.3)	(1.3)
Foreign exchange forward contracts	(4.9)	(4.9)	(2.4)	(2.4)
Cross currency interest rate swaps	(424.8)	(424.8)	(447.5)	(447.5)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives, and financing fees.

The fair value of long-term debt is estimated based on quoted market prices, when available, or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect credit default risk, impacted by the financial and economic environment prevailing at the date of the valuation, by applying a credit default premium to a net exposure by the counterparty or by the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

Gains (losses) on valuation and translation of financial instruments for the first quarter 2011 are summarized in Table 14.

Table 14

Gains (losses) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three-month period ended March 31
	2011	2010
(Gain) loss on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(10.1)	$5.4
Gain on foreign currency translation of financial instruments for which hedge accounting is not used	—	(3.6)
(Gain) loss on ineffective portion of fair value hedges	(0.4)	2.9

	$(10.5)	$4.7

A $0.8 million gain was recorded under other comprehensive income in the first quarter of 2011 in relation to cash flow hedging relationships ($26.8 million in the same period of 2010).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the first quarter ended March 31, 2011, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent corporation and affiliated corporations in the amount of $2.9 million ($2.3 million in the first quarter of 2010), which are included in cost of sales, selling and administrative expenses. The Corporation and its subsidiaries made sales to an affiliated Corporation in the amount of $0.9 million ($1.2 million in the first quarter of 2010). These transactions were concluded and accounted for at the exchange amount.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In the first quarter of 2011, the Corporation received an amount of $0.5 million, which is included as a reduction in cost of sales, selling and administrative expenses ($0.5 million in the first quarter of 2010), and incurred management fees of $0.3 million ($0.3 million in the first quarter of 2010) with the Corporation’s shareholders.

Recent Accounting Developments in Canada

As described above under “Transition to IFRS,” the Corporation adopted IFRS on January 1, 2011. The 2010 financial figures have been restated accordingly. The Corporation is required to apply IFRS accounting policies retrospectively to determine the IFRS opening balance sheet at January 1, 2010. However, IFRS provides a number of mandatory exceptions and optional exemptions to this general principle of retrospective application (refer to note 14 of the interim consolidated financial statements for the first quarter of 2011 for more details on exemption choices and adjustments made by the Corporation as a result of the adoption of IFRS).

The adoption of IFRS did not necessitate any significant modifications to information technology, data systems, and internal controls currently implemented and used by the Corporation. The Corporation also determined that new policy choices adopted in light of IFRS requirements had no contractual or business implications on existing financing arrangements and similar obligations as at the date of adoption and as at the end of the current reporting period. Under current circumstances, the Corporation has not identified any contentious issues arising from the adoption of IFRS.

Changes in Critical Accounting Policies and Estimates

The Corporation adopted the IFRS conceptual framework for its accounting policies on January 1, 2011 (see “Transition to IFRS” above”). Accordingly, the following paragraphs provide an analysis of accounting policies considered to be critical for which changes required under the adoption of IFRS were determined to be material.

This “Changes in critical accounting policies and estimates” section should be read in conjunction with the Corporation’s annual management discussion and analysis for the 2010 year, which provides a description of other accounting policies considered to be critical but for which the adoption of IFRS did not have a significant impact.

Impairment of Assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”) which represent the lowest levels for which there are separately identifiable cash inflows generated by these assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful life may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use, are tested for impairment on April 1 of each financial year as well as whenever there is an indication that the carrying amount of the asset or the CGU, to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or from the CGU.

The Corporation uses the discounted cash flow method to estimate the value in use consisting of future cash flows derived from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts consider each CGU’s past operating performance and market share as well as economic trends along with specific and market industry trends and corporate strategies. A range of growth rates is used for cash flows beyond the three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money and (ii) the risk specific to the assets for which the future cash flow estimates have not been adjusted. The perpetual growth rate is determined with regard to the specific markets in which the CGUs participate.

An impairment loss is recognized in the amount by which the carrying amount of the asset or CGU exceeds its recoverable amount. When the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is first impaired. Any excess amount of impairment is recognized and attributed to assets in the CGU pro-rated to the carrying amount of each asset in the CGU.

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the statement of income up to the excess of the recoverable amount of the asset or the CGU over its carrying value.

When determining the fair value less costs to sell of an asset or CGU, the appraisal of the information available at the valuation date is based on management’s judgment and may involve estimates and assumptions. Furthermore, the discounted cash flow method used in determining the value in use of an asset or CGU relies on the use of estimates such as the amount and timing of cash flows, expected variations in the amount or timing of those cash flows, the value of money as represented by the risk-free rate, and the risk premium associated with the asset or CGU.

Therefore, the judgment used in determining the recoverable amount of an asset or a CGU may affect the amount of the impairment loss of an asset or a CGU to be recorded, as well as the potential reversal of the impairment charge in the future.

Based on the data and assumptions used in its last impairment test, the Corporation believes that at this time there are no material amounts of long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives, on its books that present a significant risk of impairment in the near future.

The net book value of goodwill as at March 31, 2011 was $3.54 billion, and the net book value of intangible assets with indefinite useful lives as at March 31, 2011 was $165.1 million.

Impairment charges previously recorded under Canadian GAAP were unaffected by the adoption of IFRS.

Pension and post-retirement benefits

Quebecor Media offers defined benefit pension plans and defined contribution pension plans to some of its employees.

Quebecor Media’s obligations with respect to defined benefit pension and postretirement benefits are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of Quebecor Media’s actuaries. Key assumptions relate to the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, retirement age of employees, health care costs and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

Actuarial gains and losses are recognized through other comprehensive income or loss. Actuarial gains and losses may arise from the difference between the actual rate of return on plan assets for a given period and the expected rate of return on plan assets for that period, experience adjustments on liabilities, or from changes in actuarial assumptions used to determine the defined benefit obligation.

The recognition of the net benefit asset under certain circumstances is limited to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligations can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. Changes in the net benefit asset limit or in the minimum funding adjustment are recognized in other comprehensive income or loss. The assessment of the amount recoverable in the future, for the purpose of calculating the limit on the net benefit asset, is based on a number of assumptions, including future service costs and reductions in future plan contributions.

As an alternative to the policy of recognition in other comprehensive income, the Corporation might have adopted another accounting policy, applicable to all defined benefit plans, whereby actuarial gains and losses, as well as changes in the net benefit asset limit or in the minimum funding adjustment, are recognized immediately in income as they occur. The Corporation might also have elected, as an accounting policy choice, to account for actuarial gains and losses using the corridor method, as permitted under IFRS.

Quebecor Media considers all the assumptions used to be reasonable in view of the information available at this time. However, variances from these assumptions could have a material impact on the costs and obligations related to pension plans and postretirement benefits in future periods.

Stock-based compensation

Stock-based awards to employees that call for settlement in cash or other assets at the option of the employee are measured at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of these stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

Estimates of the fair value of stock option awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant and assumptions such as the risk-free interest rate, the dividend yield, expected volatility, and the expected remaining life of the option.

The judgment and assumptions used in determining the fair value of liability-classified stock-based awards may have an effect on the compensation cost recorded in the statements of income.

Provisions

Provisions are recognized when (i) the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and when (ii) the amount of the obligation can be reliably estimated. Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected by it that the plan will be carried out.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the statement of income in the period in which changes occur.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date or to transfer it to third parties at that time, and is adjusted for the effect of time value when material. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill these obligations.

No amounts are recognized for obligations that are possible but not probable or those for which amount cannot be reasonably estimated.

Future Accounting Developments in Canada

The Corporation has not early adopted the following new standards and adoption impacts on the consolidated financial statements have not yet been determined:

New standards	Expected changes to existing standards
IFRS 9 — Financial instruments (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 9 simplifies the measurement and classification for financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.

IFRS 10 — Consolidated Financial Statements (Effective from periods beginning	IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in

January 1, 2013 with early adoption permitted)	whether an entity should be included within the consolidated financial statements of the parent company.

IFRS 11 — Joint Arrangements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.

IFRS 12 — Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

Cautionary Statement Regarding Forward-looking Statements

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to successfully continue rolling out and developing its new 4G network and facilities-based mobile offering;

•	general economic, financial or market conditions and variations in the businesses of our local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which we operate, including competition from other communications and advertising media and platforms;

•	fragmentation of the media landscape;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required in the roll-out of its 4G network or to continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to successfully restructure our News Media operations to optimize their efficiency in the context of the changing newspapers industry;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in the annual report on Form 20-F, included under the section “Item 3. Key Information – Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2011	2010
Revenues	2
Telecommunications		$578.0	$528.3
News Media		245.3	248.1
Broadcasting		107.1	109.6
Leisure and Entertainment		61.4	61.3
Interactive Technologies and Communications		26.8	23.8
Inter-segment		(28.1)	(23.0)

		990.5	948.1

Cost of sales, selling and administrative expenses	3	699.5	646.7

Operating income	4	291.0	301.4
Amortization		120.8	88.9
Financial expenses	5	76.7	76.9
(Gain) loss on valuation and translation of financial instruments	6	(10.5)	4.7
Restructuring of operations, impairment of assets and other special items	7	9.5	2.4
Loss on debt refinancing	9	9.3	10.4

Income before income taxes		85.2	118.1
Income taxes:
Current		0.4	20.8
Deferred		21.0	2.9

		21.4	23.7

Net income		$63.8	$94.4

Net income attributable to:
Shareholders		$63.5	$93.9
Non-controlling interests		0.3	0.5

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2011	2010
Net income	$63.8	$94.4

Other comprehensive income :
Gain (loss) on translation of net investments in foreign operations	0.5	(3.5)
Cash flow hedges:
Gain on valuation of derivative financial instruments	0.8	26.8
Deferred income taxes	2.2	(1.4)
Defined benefit plans:
Net change in asset limit or in minimum funding liability	(0.1)	(1.4)
Deferred income taxes	—	0.4
Reclassification to income of other comprehensive loss related to cash flow hedges, net of income taxes of $2.0 million	—	4.5

	3.4	25.4

Comprehensive income	$67.2	$119.8

Attributable to:
Shareholders	$66.9	$119.8
Non-controlling interests	0.3	—

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2011	2010
Operating income
Telecommunications	$251.0	$252.5
News Media	31.8	41.3
Broadcasting	4.6	5.7
Leisure and Entertainment	1.2	(0.2)
Interactive Technologies and Communications	0.9	1.0
Head Office	1.5	1.1

	$291.0	$301.4

Amortization
Telecommunications	$100.3	$67.2
News Media	13.0	14.6
Broadcasting	4.1	3.7
Leisure and Entertainment	2.3	2.3
Interactive Technologies and Communications	0.8	0.9
Head Office	0.3	0.2

	$120.8	$88.9

Additions to property, plant and equipment
Telecommunications	$178.6	$126.2
News Media	5.9	2.3
Broadcasting	8.9	3.6
Leisure and Entertainment	0.4	0.8
Interactive Technologies and Communications	1.0	0.5
Head Office	0.4	0.1

	$195.2	$133.5

Additions to intangible assets
Telecommunications	$15.5	$15.7
News Media	2.1	2.7
Broadcasting	0.8	0.4
Leisure and Entertainment	1.2	1.4

	$19.6	$20.2

Externally acquired intangible assets	6.4	5.5
Internally generated intangible assets	13.2	14.7

	$19.6	$20.2

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity attributable to non- controlling interests	Total equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive loss
	(note 10)			(note 12)
Balance as of December 31, 2009 as previously reported under Canadian GAAP	$1,752.4	$3,223.1	$(2,524.6)	$(20.1)	$—	$2,430.8
IFRS adjustments (note 14)	—	(44.5)	(83.8)	1.4	119.4	(7.5)

Balance as of January 1, 2010	1,752.4	3,178.6	(2,608.4)	(18.7)	119.4	2,423.3
Net income	—	—	93.9	—	0.5	94.4
Other comprehensive income (loss)	—	—	—	25.9	(0.5)	25.4
Dividends	—	—	(18.8)	—	(0.6)	(19.4)

Balance as of March 31, 2010	1,752.4	3,178.6	(2,533.3)	7.2	118.8	2,523.7
Net income	—	—	376.4	—	17.8	394.2
Other comprehensive loss	—	—	—	(27.2)	(2.0)	(29.2)
Acquisition of non-controlling interests	—	(2.0)	—	—	(1.0)	(3.0)
Dividends	—	—	(68.7)	—	(1.8)	(70.5)

Balance as of December 31, 2010	1,752.4	3,176.6	(2,225.6)	(20.0)	131.8	2,815.2
Net income	—	—	63.5	—	0.3	63.8
Other comprehensive income	—	—	—	3.4	—	3.4
Dividends	—	—	(25.0)	—	(0.6)	(25.6)

Balance as of March 31, 2011	$1,752.4	$3,176.6	$(2,187.1)	$(16.6)	$131.5	$2,856.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2011	2010
Cash flows related to operating activities
Net income		$63.8	$94.4
Adjustments for:
Amortization of property, plant and equipment		92.3	76.2
Amortization of intangible assets		28.5	12.7
(Gain) loss on valuation and translation of financial instruments	6	(10.5)	4.7
Loss on debt refinancing	9	9.3	10.4
Amortization of financing costs and long-term debt discount	5	3.0	3.0
Deferred income taxes		21.0	2.9
Other		0.3	1.2

		207.7	205.5
Net change in non-cash balances related to operating activities		(28.0)	(41.0)

Cash flows provided by operating activities		179.7	164.5

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	8	(45.1)	(1.0)
Additions to property, plant and equipment		(195.2)	(133.5)
Additions to intangible assets		(19.6)	(20.2)
Net change in temporary investments		—	30.0
Other		0.2	2.4

Cash flows used in investing activities		(259.7)	(122.3)

Cash flows related to financing activities
Net change in bank indebtedness		(3.8)	(0.7)
Net change under revolving bank facilities		(0.3)	11.1
Issuance of long-term debt, net of financing fees	9	319.9	293.9
Repayment of long-term debt	9	(224.7)	(188.4)
Settlement of hedging contracts	9	(105.4)	(30.9)
Dividends		(25.0)	(18.8)

Cash flows (used in) provided by financing activities		(39.3)	66.2

Net change in cash and cash equivalents		(119.3)	108.4
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		0.2	(0.7)
Cash and cash equivalents at beginning of period		242.7	300.0

Cash and cash equivalents at end of period		$123.6	$407.7

Cash and cash equivalents consist of
Cash		$25.3	$126.6
Cash equivalents		98.3	281.1

		$123.6	$407.7

Non-cash investing activities
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable		$37.8	$17.6

Interest and taxes reflected as operating activities
Cash interest payments		$29.9	$30.9
Cash income tax payments (net of refunds)		13.9	17.7

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	Note	March 31 2011	December 31 2010	January 1 2010
Assets

Current assets
Cash and cash equivalents		$123.6	$242.7	$300.0
Temporary investments		—	—	30.0
Accounts receivable		496.0	587.3	518.6
Income taxes		7.6	6.4	1.3
Amounts receivable from the parent company		8.3	8.4	8.2
Inventories		238.6	245.2	176.1
Prepaid expenses		47.9	37.1	28.7

		922.0	1,127.1	1,062.9

Non-current assets
Property, plant and equipment		2,825.9	2,755.1	2,410.7
Intangible assets		1,027.1	1,029.1	1,022.2
Goodwill		3,536.9	3,505.2	3,506.1
Derivative financial instruments		9.2	28.7	49.0
Deferred income taxes		22.6	19.6	38.1
Other assets		94.2	93.5	93.3

		7,515.9	7,431.2	7,119.4

Total assets		$8,437.9	$8,558.3	$8,182.3

Liabilities and equity

Current liabilities
Bank indebtedness		$1.0	$4.9	$1.0
Accounts payable and accrued charges		649.7	723.9	736.1
Provisions		55.9	72.2	72.6
Deferred revenue		246.8	275.1	234.7
Income taxes		7.9	33.6	16.3
Current portion of long-term debt	9	14.5	30.1	67.8

		975.8	1,139.8	1,128.5

Non-current liabilities
Long-term debt	9	3,509.7	3,483.3	3,693.4
Derivative financial instruments		440.1	479.9	422.4
Other liabilities		244.6	251.2	197.8
Deferred income taxes		410.9	388.9	316.9

		4,605.3	4,603.3	4,630.5

Equity
Capital stock	10	1,752.4	1,752.4	1,752.4
Contributed surplus		3,176.6	3,176.6	3,178.6
Deficit		(2,187.1)	(2,225.6)	(2,608.4)
Accumulated other comprehensive loss	12	(16.6)	(20.0)	(18.7)

Equity attributable to shareholders		2,725.3	2,683.4	2,303.9
Non-controlling interests		131.5	131.8	119.4

		2,856.8	2,815.2	2,423.3
Commitments	13

Total liabilities and equity		$8,437.9	$8,558.3	$8,182.3

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or “the parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada. The percentages of voting rights and of equity in its major subsidiaries are as follows:

	% voting	% equity
Videotron Ltd.	100.0%	100.0%
Sun Media Corporation	100.0%	100.0%
Canoe Inc.	100.0%	100.0%
Quebecor Media Printing Inc.	100.0%	100.0%
TVA Group Inc.	99.9%	51.4%
Archambault Group Inc.	100.0%	100.0%
Sogides Group Inc.	100.0%	100.0%
CEC Publishing Inc.	100.0%	100.0%
Nurun Inc.	100.0%	100.0%

The Corporation is engaged, through its subsidiaries, in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its video-on-demand service and its distribution and rental stores. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers, directories and commercial inserts in Canada, and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing, and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVD and Blu-ray units, musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

Some of the Corporation’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Corporation depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Corporation’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements reflect the first-time adoption of International Financial Reporting Standards (“IFRS”), which replaced Canadian Generally Accepted Accounting Principles (“GAAP”) as of January 1, 2011. All disclosures and explanations related to the first-time adoption of IFRS are presented in note 14. This note provides information that is considered material to the understanding of the Corporation’s first IFRS financial statements. Note 14 also presents a reconciliation of the 2010 financial figures prepared under Canadian GAAP to the 2010 financial figures prepared under IFRS, including a reconciliation of the consolidated statements of income and cash flows for the three-month period ended March 31, 2010 and for the year ended December 31, 2010, as well as a reconciliation of the consolidated balance sheets and shareholders’ equity as of January 1, 2010 and as of December 31, 2010.

The IFRS consolidated financial statements have been prepared based on the following accounting policies:

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). In particular, they were prepared in accordance with IAS 34, Interim Financial Reporting, and with IFRS 1, First-time Adoption of IFRS. These interim financial statements should be read in conjunction with the Corporation’s 2010 annual consolidated financial statements and in consideration of the IFRS transition disclosures included in note 14.

These interim consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media Inc. on May 25, 2011.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(k)) and the liability related to stock-based compensation (note 1(u)), which have been measured at fair value, and are presented in Canadian dollars, which is the currency of the primary economic environment in which the Corporation and its subsidiaries operate (“functional currency”).

Comparative figures for the three-month period ended March 31, 2010, and the year ended December 31, 2010, have been restated to conform to the presentation adopted for the three-month period ended March 31, 2011 under IFRS.

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

(b)	Consolidation

A subsidiary is an entity controlled by the Corporation. Control is achieved where the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Non-controlling interests in the net assets and results of consolidated subsidiaries are identified separately from the parent’s ownership interest in them. Non-controlling interests in the equity of a subsidiary consist of the amount of non-controlling interests calculated at the date of the original business combination and their share of changes in equity since that date. Changes in non-controlling interests in a subsidiary that do not result in a loss of control by the Corporation are accounted for as equity transactions.

(c)	Business acquisitions

A business combination is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the business acquired are recognized at their fair values at the acquisition date. Results of operations of a business acquired are included in the Corporation’s consolidated financial statements from the date of the business acquisition. Business acquisition and integration costs are expensed as incurred.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Business acquisitions (continued)

Non-controlling interests in an entity acquired are presented in the consolidated balance sheet within equity, separately from the equity attributable to shareholders and are initially measured at fair value.

(d)	Foreign currency translation

Financial statements of foreign operations are translated using the rate in effect at the balance sheet date for assets and liabilities, and using the average exchange rates during the period for revenues and expenses. Adjustments arising from foreign currency translation since January 1, 2010 are recorded in other comprehensive income.

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transactions. Translation gains and losses on assets and liabilities denominated in a foreign currency are included in financial expenses, or in gain or loss on valuation and translation of financial instruments, unless hedge accounting is used.

(e)	Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best judgment, actual results could differ from these estimates. The following significant areas require management to use assumptions and to make estimates:

•	revenue recognition;

•	impairment of assets;

•	business purchase price allocation;

•	fair value of financial instruments;

•	cost and liabilities related to pension and postretirement benefit plans;

•	allowance for doubtful accounts, provision for obsolescence and allowance for sales returns;

•	net realizable value of inventories;

•	provisions such as legal contingency and restructuring of operations;

•	residual value and useful life of assets subject to amortization;

•	deferred income taxes;

•	government assistance and income tax credits;

•	stock-based compensation.

(f)	Revenue recognition

The Corporation recognizes operating revenues when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits associated with the transaction is probable;

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably;

•	the stage of completion can be measured reliably where services have been rendered; and

•	significant risks and rewards of ownership, including effective control, have been transferred to the buyer where goods have been sold.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Revenue recognition (continued)

The portion of revenue that is unearned is recorded under “Deferred revenue” when customers are invoiced.

Revenue recognition policies for each of the Corporation’s main segments are as follows:

Telecommunications

The Telecommunications segment provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony or mobile telephony, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of those costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, cable and mobile telephony, are recognized when services are rendered. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and, in the case of mobile devices, revenues from equipment sales are recognized in income when the mobile device is delivered and activated. Revenues from DVD and Blu-ray rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract. Promotional offers related to equipment, including mobile devices, are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

News Media

Revenues derived from circulation are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Advertising revenues are also recognized when the publication is delivered. Website advertising is recognized when advertisements are placed on websites. Revenues from the distribution of publications and products are recognized upon delivery, net of provisions for estimated returns.

Broadcasting

Revenues derived from the sale of advertising airtime are recognized when the advertisement has been broadcast on television. Revenues derived from subscriptions to specialty television channels are recognized on a monthly basis at the time service is rendered. Revenues derived from circulation from publishing activities are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Revenues from advertising related to publishing activities are also recognized when the publication is delivered. Website advertising is recognized when advertisements are placed on websites.

Revenues derived from the distribution of televisual products and movies and from television program rights are recognized over the period of broadcasting or over the period of viewing in theatres based on a percentage of revenues generated, when exploitation, exhibition or sale can commence and the licence period of the arrangement has begun.

Revenues generated from the distribution of DVD and Blu-ray units are recognized at the time of their delivery, less a provision for estimated returns, or are accounted for based on a percentage of retail sales.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Revenue recognition (continued)

Leisure and Entertainment

Revenues derived from retail stores, book publishing and distribution activities are recognized on delivery of the products, net of provisions for estimated returns based on the segment’s historical rate of returns.

(g)	Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generated units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment on April 1 of each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

An impairment loss is recognized in the amount by which the carrying amount of an asset or a CGU exceeds its recoverable amount. When the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is first impaired. Any excess amount of impairment is recognized and attributed to assets in the CGU, pro rated to the carrying amount of each asset in the CGU.

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the statement of income up to the excess of the recoverable amount of the asset or the CGU over its carrying value.

(h)	Barter transactions

In the normal course of operations, the News Media and the Broadcasting segments offer advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services provided.

(i)	Income taxes

Current income taxes are recognized with respect to amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be subsequently reduced, if necessary, to an amount that is more likely than not to be realized. A deferred tax expense or benefit is recognized in other comprehensive income or otherwise directly in equity to the extent that it relates to items that are recognized in other comprehensive income or directly in equity in the same or a different period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Income taxes (continued)

In the course of the Corporation’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and due to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Corporation recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

(j)	Leases

Assets under leasing agreements are classified at the inception of the lease as (i) finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee, or as (ii) operating leases for all other leases. All of the Corporation’s current leases are classified as operating leases.

Operating lease rentals are recognized in the statement of income on a straight-line basis over the period of the lease. Any lessee incentives are deferred and then recognized evenly over the lease term.

(k)	Financial instruments

Classification, recognition and measurement

Financial instruments are classified as held for trading, available for sale, held to maturity, loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The Corporation has classified its financial instruments (except derivative financial instruments) as follows:

Held for trading	Loans and receivables	Available for sale	Other liabilities

• Cash and cash equivalents • Temporary investments • Bank indebtedness	• Accounts receivable • Amounts receivable from parent corporation • Loans and other long-term receivables included in “Other assets”	• Other portfolio investments included in “Other assets”	• Accounts payable and accrued charges • Provisions • Long-term debt • Other long-term financial liabilities included in “Other liabilities”

Financial instruments held for trading are measured at fair value with changes recognized in income as a gain or loss on valuation and translation of financial instruments. Available-for-sale portfolio investments are measured at fair value or at cost in the case of equity investments that do not have a quoted market price in an active market; if applicable, changes in fair value are recorded in other comprehensive income. Financial assets classified as loans and receivables and financial liabilities classified as other liabilities are initially measured at fair value and subsequently measured at amortized cost, using the effective interest rate method of amortization.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Financial instruments (continued)

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk-management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Corporation assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

The Corporation enters into the following types of derivative financial instruments:

•

The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on (i) anticipated equipment or inventory purchases in a foreign currency, and (ii) principal payments on long-term debt in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

•

The Corporation uses cross-currency interest rate swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt, and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars are designated as cash flow hedges. The Corporation’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

•

The Corporation uses interest rate swaps to manage fair value exposure on certain debt resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.

Under hedge accounting, the Corporation applies the following accounting policies:

•

For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

•

For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Any change in the fair value of these derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as a gain or loss on valuation and translation of financial instruments.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Financing fees

Financing fees related to long-term debt are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

(m)	Tax credits and government assistance

The Corporation has access to several government programs designed to support production and distribution of televisual products and movies, as well as music products, magazine and book publishing in Canada. In addition, the Corporation receives tax credits mainly related to its research and development activities, publishing activities and digital activities. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are met.

(n)	Cash, cash equivalents and temporary investments

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consisted mainly of Bankers’ acceptances and term deposits.

Temporary investments consisted of high-quality money market instruments as of January 1, 2010. These temporary investments, classified as held for trading, are recorded at fair value.

(o)	Trade receivables

Trade receivables are stated at their nominal value, less an allowance for doubtful accounts and an allowance for sales returns. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. Individual trade receivables are written off when management deems them not collectible.

(p)	Inventories

Inventories are valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. When the circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed. Work in progress is valued at the pro-rata billing value of the work completed.

In particular, Broadcasting segment inventories, which are primarily comprised of programs and broadcast and distribution rights, are accounted for as follows:

(i)	Programs produced and productions in progress

Programs produced and productions in progress related to broadcasting activities are accounted for at the lesser of cost and net realizable value. Cost includes direct charges for goods and services and the share of labour and general expenses related to each production. The cost of each program is charged to operating expenses when the program is broadcast.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Inventories (continued)

(ii)	Broadcast rights

Broadcast rights are essentially contractual rights allowing the limited or unlimited broadcast of televisual products or movies. The Broadcasting segment records the broadcast rights acquired as inventory and the obligations incurred under a licence agreement as a liability when the broadcast period begins and all of the following conditions have been met: (a) the cost of each program, movies or series is known or can be reasonably determined; (b) the programs, movies or series have been accepted in accordance with the conditions of the broadcast licence agreement; (c) the programs, movies or series are available for first showing or telecast.

Amounts paid for broadcast rights before all of the above conditions are met are recorded as prepaid broadcast rights.

Broadcast rights are classified as short or long term, based on management’s estimate of the broadcast period. These rights are charged to operating expenses when televisual products and movies are broadcast over the contract period, using a method based on future revenues and the estimated number of showings. Broadcast rights payable are classified as current or long-term liabilities based on the payment terms included in the licence.

(iii)	Distribution rights

Distribution rights include costs to acquire distribution rights for televisual products and movies and other operating costs incurred that generate future economic benefits. The Broadcasting segment records an inventory and a liability for the distribution rights and obligations incurred under a licence agreement when (a) the cost of the licence is known or can be reasonably estimated, (b) the televisual product and movie has been accepted in accordance with the conditions of the licence agreement, and (c) the televisual product or movie is available for distribution.

Amounts paid for distribution rights before all of the above conditions are met are recorded as prepaid distribution rights. Distribution rights are charged to operating expenses using the individual film forecast computation method based on actual revenues realized over total revenues expected.

Estimates of future revenues used to determine net realizable values of inventories related to the distribution or broadcasting of television products and movies, are examined periodically by Broadcasting segment management and revised as necessary. The carrying value of programs produced and productions in progress, broadcast rights and distribution rights is reduced to net realizable value, as necessary, based on this assessment.

(q)	Long-term investments

Investments in companies subject to significant influence are accounted for using the equity method. Under the equity method, the share of the results of operations of the associated corporation is recorded in the statement of income. Investments in joint ventures are accounted for using the proportionate consolidation method. Carrying values of investments are reduced to estimated fair values if there is other than a temporary decline in the value of the investment.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Property, plant and equipment

Property, plant and equipment are stated at cost. Cost represents the acquisition costs, net of government grants and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct cable and mobile networks, the cost includes equipment, direct labour and direct overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction.

Borrowing costs are also included in the cost of self-constructed property, plant and equipment when the development of the asset commenced after January 1, 2010. Future expenditures, such as maintenance and repairs, are expensed as incurred.

Amortization is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life
Buildings and their components	10 to 40 years
Machinery and equipment	3 to 20 years
Receiving, distribution and telecommunication networks	3 to 20 years

Amortization methods, residual values, and the useful lives of significant property, plant and equipment are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

Leasehold improvements are amortized over the shorter of the term of the lease and economic life.

The Corporation does not record any decommissioning obligations in connection with its cable distribution networks. The Corporation expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date so far into the future that the present value of the restoration costs is insignificant for these assets. A decommissioning obligation is however recorded for the rental of sites related to the advanced mobile network.

(s)	Goodwill and intangible assets

Goodwill

For all business acquisitions entered into since January 1, 2010, goodwill initially arising from a business acquisition is measured and recognized as the excess of the fair value of the consideration paid over the fair value of the recognized identifiable assets acquired and liabilities assumed. When the Corporation acquires less than 100% of the equity interests in the business acquired at the acquisition date, goodwill attributable to the non-controlling interests is also recognized at fair value.

For business acquisitions that occurred prior to January 1, 2010, goodwill represented the excess of the cost of acquisition over the Corporation’s interest in the fair value of the identifiable assets and liabilities of the business acquired at the date of acquisition. No goodwill attributable to non-controlling interests was recognized.

Goodwill is allocated as at the date of a business acquisition to a CGU for purposes of impairment testing (note 1 (g)). The allocation is made to the CGU or group of CGUs expected to benefit from the synergies of the business acquisition.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Goodwill and intangible assets (continued)

Intangible assets

Broadcasting licences and mastheads have indefinite useful lives. In particular, given the low cost of renewal of broadcasting licences, management believes it is economically compelling to renew the licences and to comply with all rules and conditions attached to those licences.

Internally generated intangible assets are mainly comprised of internal costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Borrowing costs directly attributable to the acquisition, construction or production of an intangible asset that commenced after January 1, 2010 are also included as part of the cost of that asset during the development phase.

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful life
Advanced mobile services spectrum licences[1]	10 years
Software	3 to 7 years
Customer relationships	3 to 10 years
Non-competition agreements and other	3 to 5 years

[1]	The useful life represents the initial term of the licences issued by Industry Canada.

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

(t)	Provisions

Provisions are recognized when (i) the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and when (ii) the amount of the obligation can be reliably estimated. Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected that the plan will be carried out.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statement of income in the reporting period in which changes occur.

(u)	Stock-based compensation

Stock-based awards to employees that call for settlement in cash or other assets at the option of the employee are classified as a liability at fair value and the compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

Estimates of the fair value of stock-based awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Pension plans and postretirement benefits

The Corporation offers defined contribution pension plans and defined benefit pension plans to some of its employees.

(i)	Defined contribution pension plans

Under its defined contribution pension plans, the Corporation pays fixed contributions to participating employees’ pension plans and it has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefits in the consolidated statements of income when the contributions become due.

(ii)	Defined benefit pension plans and postretirement plans

Defined benefit pension plan costs are determined using actuarial methods and are accounted for using the projected unit credit method, which incorporates management’s best estimates of future salary levels, other cost escalations, retirement ages of employees, and other actuarial factors. Defined benefit pension costs recognized in the consolidated statements of income include the following:

•	cost of pension plan benefits provided in exchange for employee services rendered during the year;

•	interest cost of pension plan obligations;

•	expected return on pension fund assets;

•	recognition of prior service costs on a straight-line basis over the vesting period.

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

Actuarial gains and losses are recognized through other comprehensive income or loss. Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a given period and the expected rate of return on plan assets for that period, experience adjustments on liabilities, or changes in actuarial assumptions used to determine the defined benefit obligation.

The recognition of the net benefit asset under certain circumstances is limited to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. Changes in the net benefit asset limit or in the minimum funding adjustment are recognized in other comprehensive income.

The Corporation also offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The benefits related to these plans are funded by the Corporation as they become due.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Recent accounting pronouncements

The Corporation has not early adopted the following new standards and adoption impacts on the consolidated financial statements have not yet been determined:

New standards	Expected changes to existing standards
IFRS 9 — Financial instruments (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 9 simplifies the measurement and classification for financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.

IFRS 10 — Consolidated Financial Statements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.

IFRS 11 — Joint Arrangements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.

IFRS 12 — Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

2.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended March 31
	2011	2010
Services rendered	$842.9	$797.7
Product sales	147.6	150.4

	$990.5	$948.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	COST OF SALES, SELLING AND ADMINISTRATIVE EXPENSES

The main components are as follows:

	Three months ended March 31
	2011	2010
Employee costs	$272.2	$263.2
Royalties, rights and creation costs	152.5	155.2
Cost of retail products	92.2	55.3
Marketing, circulation and distribution expenses	52.9	51.7
Service and printing contracts	43.6	35.6
Paper, ink and printing supplies	25.2	21.7
Other	89.4	91.0

	728.0	673.7
Employee costs capitalized to property, plant and equipment and intangible assets	(28.5)	(27.0)

	$699.5	$646.7

4.	OPERATING INCOME

In its analysis of operating results, the Corporation uses operating income, as presented in the consolidated statement of income, to assess its financial performance. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results as well as the results of its operating segments. As such, this measure is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also a significant component of the Corporation’s annual incentive compensation programs. Operating income is referred to as an additional IFRS measure.

5.	FINANCIAL EXPENSES

	Three months ended March 31
	2011	2010
Interest on long-term debt	$75.6	$71.2
Amortization of financing costs and long-term debt discount	3.0	3.0
(Gain) loss on foreign currency translation on short-term monetary items	(1.0)	2.9
Other	(0.9)	(0.2)

	$76.7	$76.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

6.	(GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2011	2010
(Gain) loss on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(10.1)	$5.4
Gain on foreign currency translation of financial instruments for which hedge accounting is not used	—	(3.6)
(Gain) loss on the ineffective portion of fair value hedges	(0.4)	2.9

	$(10.5)	$4.7

7.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

Telecommunications

In 2010, Videotron Ltd. (“Videotron”) launched its new advanced mobile network. Since then, Videotron has been incurring costs for the migration of its pre-existing Mobile Virtual Network Operator subscribers to its new mobile network. A charge of $8.6 million was recorded in the first quarter of 2011 (none in 2010). Videotron expects to incur migration costs until the conversion process is completed.

News Media

In the three-month period ended March 31, 2011, an impairment charge of $0.9 million related to intangible assets was recorded. In 2010, an amount of $2.4 million was recorded for severance payments related to the elimination of positions.

8.	BUSINESS ACQUISITIONS

In February 2011, the News Media segment acquired 15 community publications in the Province of Québec. The assets acquired are mainly comprised of goodwill and intangible assets.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	LONG-TERM DEBT

On January 5, 2011, Quebecor Media issued $325.0 million in aggregate principal amount of Senior Notes for net proceeds of $319.9 million, net of financing fees of $5.1 million. The Senior Notes bear interest at 7.375%, payable every six months on June 15 and December 15, and will mature on January 15, 2021. These notes contain certain restrictions on Quebecor Media, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions, and are unsecured. These notes are redeemable at the option of Quebecor Media, in whole or in part, at any time prior to January 15, 2016 at a price based on a make-whole formula and at a decreasing premium from January 15, 2016 and thereafter.

On February 15, 2011, Sun Media Corporation paid an amount of $202.8 million for the redemption and retirement of all of its 7.625% Senior Notes in an aggregate principal amount of US$205.0 million and settled its related hedging contracts for an amount of $105.4 million, representing a total cash consideration of $308.2 million. This transaction resulted in a total loss of $9.3 million (before income taxes).

Components of the long-term debt are as follows:

	March 31, 2011	December 31, 2010
Long-term debt	$3,623.0	$3,596.3
Change in fair value related to hedged interest rate risks	22.2	26.8
Adjustment related to embedded derivatives	(77.3)	(67.5)
Financing fees, net of amortization	(43.7)	(42.2)

	3,524.2	3,513.4
Less current portion	14.5	30.1

	$3,509.7	$3,483.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2010 and March 31, 2011	123,602,807	$1,752.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans of the parent corporation, the Corporation and its subsidiaries, for the three-month period ended March 31, 2011:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2010	502,381	$23.38
Granted	48,148	35.09

As of March 31, 2011	550,529	$24.40

Vested options as of March 31, 2011	211,988	$23.69

Quebecor Media
As of December 31, 2010	3,515,668	$42.69
Granted	19,000	50.10
Exercised	(235,093)	41.73
Cancelled	(92,500)	45.97

As of March 31, 2011	3,207,075	$42.72

Vested options as of March 31, 2011	634,420	$41.21

TVA Group
As of December 31, 2010 and March 31, 2011	833,610	$16.35

Vested options as of March 31, 2011	583,743	$17.01

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B share price, and subject to the achievement of certain non-market performance criteria. As of March 31, 2011, 577,298 units were outstanding under this plan at an average exercise price of $31.33.

During the three-month period ended March 31, 2011, 235,093 stock options of Quebecor Media were exercised for a cash consideration of $2.0 million (95,935 stock options for $1.0 million in 2010).

For the three-month period ended March 31, 2011, a net reversal of the consolidated charge related to all stock-based compensation plans was recorded in the amount of $0.3 million (net charge of $7.3 million in 2010).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2009, as previously reported under Canadian GAAP	$(1.4)	$(18.7)	$—	$(20.1)
IFRS adjustments (note 14)	1.4	—	—	1.4

Balance as of January 1, 2010	—	(18.7)	—	(18.7)
Other comprehensive income	(3.5)	29.9	(0.5)	25.9

Balance as of March 31, 2010	(3.5)	11.2	(0.5)	7.2
Other comprehensive loss	0.6	16.3	(44.1)	(27.2)

Balance as of December 31, 2010	(2.9)	27.5	(44.6)	(20.0)
Other comprehensive income	0.5	3.0	(0.1)	3.4

Balance as of March 31, 2011	$(2.4)	$30.5	$(44.7)	$(16.6)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a seven-year period.

13.	COMMITMENTS

On March 1, 2011, Quebecor Media announced that it has entered into an agreement with Québec City under which it obtained the management and naming rights for a 25-year period related to the arena to be constructed in Québec City. The agreement includes, among other terms, a commitment from Quebecor Media to pay $33.0 million in 2015 for the naming rights to the site of the future facility, a lease for an initial period of 25 years with annual rental payments of approximately $3.0 million, as well as other conditions. The financial commitment from the Corporation could potentially increase in the event that an agreement to operate a National Hockey League franchise occurs in the future.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS

These consolidated financial statements are the first financial statements the Corporation has prepared in accordance with IFRS, as described under accounting policies (note 1). The date of the opening balance sheet under IFRS and the Corporation’s date of transition to IFRS is January 1, 2010.

Prior to the adoption of IFRS, for all periods up to and including the year ended December 31, 2010, the Corporation’s consolidated financial statements were prepared in accordance with Canadian GAAP. The principal adjustments made by the Corporation in preparing its IFRS opening consolidated balance sheet as of January 1, 2010, and in restating its Canadian GAAP consolidated financial statements for the year ended December 31, 2010 and the three-month period ended March 31, 2010, are as follows:

IFRS 1 exemptions and exceptions

The Corporation has applied IFRS 1 in preparing these consolidated financial statements. The Corporation is required to establish IFRS accounting policies as of the transition date and, in general, to apply these retrospectively to determine the IFRS opening balance sheet at January 1, 2010. This Standard provides a number of mandatory exceptions and optional exemptions to this general principle of retrospective application. Descriptions of applicable exemptions and exceptions are set out below, together with the Corporation’s elections:

Optional exemptions

(1)	Business combinations

IFRS 1 provides the option to apply IFRS 3R (revised), Business Combinations,, retrospectively or prospectively from the transition date. A retrospective basis would require restatement of all business combinations that occurred prior to the transition date. The Corporation has elected not to apply IFRS 3R retrospectively to business combinations that occurred prior to January 1, 2010. Accordingly, IAS 27, Consolidated and Separate Financial Statements, is also applied prospectively. Any goodwill arising on acquisitions before January 1, 2010 has not been adjusted from the carrying value previously determined under Canadian GAAP as a result of applying this exemption.

(2)	Defined benefit plans

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses on defined benefit plans deferred under Canadian GAAP in opening retained earnings as of the transition date. The Corporation elected to recognize all cumulative actuarial gains and losses that existed as of January 1, 2010 in the opening deficit for all of its defined benefit plans.

(3)	Cumulative translation adjustment

IFRS permits cumulative translation gains and losses related to net investments in foreign operations to be reset to zero as of the date of transition, rather than applying IAS 21, The Effect of Changes in Foreign Exchange Rates, retrospectively from the date a subsidiary was formed or acquired. The Corporation elected to reset all cumulative translation adjustments to zero in its opening deficit as of January 1, 2010.

(4)	Borrowing costs

IFRS 1 allows that the transitional provisions of IAS 23R (revised), Borrowing Costs, be applied as at the transition date. As a result, IAS 23R has been adopted prospectively for projects that commenced on or after January 1, 2010 and all pre-transition capitalized interest costs recorded under Canadian GAAP have been reclassified to opening deficit on transition.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

IFRS 1 exemptions and exceptions (continued)

Mandatory exceptions

(5)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS as of the transition date to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The estimates previously made by the Corporation under Canadian GAAP were not revised on the application of IFRS.

(6)	Hedge accounting

An entity shall not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting in accordance with IFRS. IFRS 1 also does not permit transactions entered into before the date of transition to IFRS to be retrospectively designated as hedges. As a result, hedge accounting was applied on transition only to hedge relationships previously designated under Canadian GAAP that continue to meet the conditions for hedge accounting under IFRS.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS

The following tables set forth the impact of the adjustments from Canadian GAAP to IFRS on the Corporation’s consolidated statements of income, comprehensive income, and cash flows for the three-month period ended March 31, 2010 and the year ended December 31, 2010, as well as on its consolidated balance sheets as of January 1, 2010 and December 31, 2010.

(a)	Consolidated statement of income and comprehensive income for the three-month period ended March 31, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS
Revenues		$948.1	$—	$948.1
Cost of sales, selling and administrative expenses	(i),(ii)	649.6	(2.9)	646.7
Amortization	(iv)	89.0	(0.1)	88.9
Financial expenses	(iii)	66.5	10.4	76.9
Loss on valuation and translation of financial instruments		4.7	—	4.7
Restructuring of operations and other special items		2.4	—	2.4
Loss on debt refinancing		10.4	—	10.4

Income before income taxes and non-controlling interests		125.5	(7.4)	118.1
Income taxes	(ix)	23.0	0.7	23.7

		102.5	(8.1)	94.4
Non-controlling interests	(x)	(0.8)	0.8	—

Net income		$101.7	$(7.3)	$94.4

Other comprehensive income	(i), (ix), (x)	26.4	(1.0)	25.4

Comprehensive income		$128.1	$(8.3)	$119.8

Net income attributable to:
Shareholders		$101.7	$(7.8)	$93.9
Non-controlling interests	(x)		0.5	0.5

Comprehensive income attributable to:
Shareholders		$128.1	$(8.3)	$119.8
Non-controlling interests	(x)		—	—

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(b)	Consolidated statement of income and comprehensive income for the year ended December 31, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS
Revenues		$4,000.1	$—	$4,000.1
Cost of sales, selling and administrative expenses	(i), (ii)	2,652.3	(4.1)	2,648.2
Amortization	(iii), (iv)	399.7	(3.0)	396.7
Financial expenses	(iii)	265.4	35.3	300.7
Gain on valuation and translation of financial instruments		(46.1)	—	(46.1)
Restructuring of operations, impairment of assets and other special items	(v),(vii)	50.3	(13.2)	37.1
Loss on debt refinancing		12.3	—	12.3

Income before income taxes and non-controlling interests		666.2	(15.0)	651.2
Income taxes	(ix)	166.7	(4.1)	162.6

		499.5	(10.9)	488.6
Non-controlling interests	(x)	(18.8)	18.8	—

Net income		$480.7	$7.9	$488.6

Other comprehensive income	(i), (ix), (x)	43.3	(47.1)	(3.8)

Comprehensive income		$524.0	$(39.2)	$484.8

Net income attributable to:
Shareholders		$480.7	$(10.4)	$470.3
Non-controlling interests	(x)		18.3	18.3

Comprehensive income attributable to:
Shareholders		$524.0	$(55.0)	$469.0
Non-controlling interests	(x)		15.8	15.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(c)	Summary consolidated statement of cash flows for the three-month period ended March 31, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS
Cash flows provided by operating activities	(iii)	$174.9	$(10.4)	$164.5
Cash flows used in investing activities	(iii)	(132.7)	10.4	(122.3)
Cash flows provided by financing activities		66.2	—	66.2

Net change in cash and cash equivalents		108.4	—	108.4
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		(0.7)	—	(0.7)
Cash and cash equivalents at beginning of period		300.0	—	300.0

Cash and cash equivalents at end of period		$407.7	$—	$407.7

(d)	Summary consolidated statement of cash flows for the year ended December 31, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS
Cash flows provided by operating activities	(iii)	$870.1	$(35.3)	$834.8
Cash flows used in investing activities	(iii)	(743.9)	35.3	(708.6)
Cash flows used in financing activities		(182.5)	—	(182.5)

Net change in cash and cash equivalents		(56.3)	—	(56.3)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		(1.0)	—	(1.0)
Cash and cash equivalents at beginning of year		300.0	—	300.0

Cash and cash equivalents at end of year		$242.7	$—	$242.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(e)	Consolidated balance sheet as of January 1, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS
Assets
Current assets	(ix)	$1,110.8	$(47.9)	$1,062.9
Non-current assets
Property, plant and equipment	(iii), (iv)	2,439.8	(29.1)	2,410.7
Intangible assets	(iii), (vi)	1,052.7	(30.5)	1,022.2
Goodwill		3,506.1	—	3,506.1
Derivative financial instruments		49.0	—	49.0
Deferred income taxes	(ix)	12.5	25.6	38.1
Other assets	(i)	122.1	(28.8)	93.3

		7,182.2	(62.8)	7,119.4

Total assets		$8,293.0	$(110.7)	$8,182.3

Liabilities and equity
Current liabilities	(ii), (v)	$1,109.6	$18.9	$1,128.5
Non-current liabilities
Long-term debt		3,693.4	—	3,693.4
Derivative financial instruments		422.4	—	422.4
Other liabilities	(i), (ii)	107.2	90.6	197.8
Deferred income taxes	(ix)	413.4	(96.5)	316.9
Non-controlling interests	(x)	116.2	(116.2)	—

		4,752.6	(122.1)	4,630.5
Equity
Capital stock		1,752.4	—	1,752.4
Contributed surplus	(vii)	3,223.1	(44.5)	3,178.6
Deficit	(i) to (x)	(2,524.6)	(83.8)	(2,608.4)
Accumulated other comprehensive loss	(viii)	(20.1)	1.4	(18.7)

Equity attributable to shareholders		2,430.8	(126.9)	2,303.9
Non-controlling interests	(x)		119.4	119.4

		2,430.8	(7.5)	2,423.3

Total liabilities and equity		$8,293.0	$(110.7)	$8,182.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(f)	Consolidated balance sheet as of December 31, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS
Assets
Current assets	(ix)	$1,166.6	$(39.5)	$1,127.1
Non-current assets
Property, plant and equipment	(iii), (iv)	2,793.1	(38.0)	2,755.1
Intangible assets	(iii), (vi)	1,081.3	(52.2)	1,029.1
Goodwill		3,508.2	(3.0)	3,505.2
Derivative financial instruments		28.7	—	28.7
Deferred income taxes	(ix)	9.0	10.6	19.6
Other assets	(i)	144.2	(50.7)	93.5

		7,564.5	(133.3)	7,431.2

Total assets		$8,731.1	$(172.8)	$8,558.3

Liabilities and equity
Current liabilities	(ii), (v)	$1,133.2	$6.6	$1,139.8
Non-current liabilities
Long-term debt		3,483.3	—	3,483.3
Derivative financial instruments		479.9	—	479.9
Other liabilities	(i), (ii)	122.5	128.7	251.2
Deferred income taxes	(ix)	512.4	(123.5)	388.9
Non-controlling interests	(x)	131.6	(131.6)	—

		4,729.7	(126.4)	4,603.3
Equity
Capital stock		1,752.4	—	1,752.4
Contributed surplus	(vii)	3,224.0	(47.4)	3,176.6
Deficit	(i) to (x)	(2,131.4)	(94.2)	(2,225.6)
Accumulated other comprehensive loss	(i), (viii), (ix)	23.2	(43.2)	(20.0)

Equity attributable to shareholders		2,868.2	(184.8)	2,683.4
Non-controlling interests	(x)		131.8	131.8

		2,868.2	(53.0)	2,815.2

Total liabilities and equity		$8,731.1	$(172.8)	$8,558.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

The following table sets forth the detailed impact on equity of the adjustments from Canadian GAAP to IFRS as of January 1, 2010, March 31, 2010, and December 31, 2010.

(g)	Equity

	Explanation	December 31, 2010	March 31, 2010	January 1, 2010
Shareholders’ equity under Canadian GAAP		$2,868.2	$2,540.1	$2,430.8
IFRS adjustments:
Defined benefit plans	(i)	(173.9)	(112.3)	(111.2)
Share-based compensation	(ii)	(15.8)	(16.2)	(18.8)
Borrowing costs	(iii)	(98.3)	(75.9)	(65.5)
Capitalized pre-operating losses	(iv)	(9.1)	(9.5)	(9.6)
Provisions	(v)	(1.0)	(11.0)	(11.0)
Intangible assets with indefinite useful lives	(vi)	15.5	15.5	15.5
Income taxes	(ix)	96.3	76.6	74.2
Other		1.7	—	2.7

		(184.6)	(132.8)	(123.7)
Non-controlling interests	(x)	131.6	116.4	116.2

Equity under IFRS		$2,815.2	$2,523.7	$2,423.3

Equity attributable to:
Shareholders		$2,683.4	$2,404.9	$2,303.9
Non-controlling interests	(x)	131.8	118.8	119.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

The following table sets forth the detailed impact on net income and comprehensive income of the adjustments from Canadian GAAP to IFRS for the three-month period ended March 31, 2010 and for the year ended December 31, 2010.

(h)	Comprehensive income

	Explanation	Three-month period ended March 31, 2010	Year ended December 31, 2010
Comprehensive income under Canadian GAAP		$128.1	$524.0
IFRS adjustments to net income:
Borrowing costs	(iii)	(10.4)	(32.8)
Provisions	(v)	—	10.0
Other	(i), (ii), (iv), (ix)	2.3	11.9
Non-controlling interests	(x)	0.8	18.8

		(7.3)	7.9
IFRS adjustments to other comprehensive income:
Defined benefit plans	(i)	(1.4)	(64.0)
Income taxes	(ix)	0.4	16.9

		(1.0)	(47.1)

Comprehensive income under IFRS		$119.8	$484.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

The significant differences between the 2010 financial figures prepared under Canadian GAAP and these figures prepared under IFRS are explained as follows:

(i)	Defined benefit plans

As stated in the section “IFRS 1 exemptions and exceptions,” the Corporation elected to recognize all cumulative actuarial gains and losses under Canadian GAAP that existed as of January 1, 2010 in the opening deficit under IFRS for all of its defined benefit plans.

Actuarial gains and losses

Under IFRS, the Corporation elected to immediately recognize all actuarial gains and losses arising after January 1, 2010 as a component of other comprehensive income without recycling those gains or losses to the consolidated statement of income in subsequent periods. As a result, actuarial gains and losses are not amortized to the statement of income but rather are recorded directly to other comprehensive income at the end of each reporting period. Under Canadian GAAP, the Corporation was recording in the consolidated statements of income any cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the defined benefit obligation, or the fair value of plan assets, over the expected average remaining service period of the active employee group covered by the plans.

Past service costs

Under IFRS, past service costs are recognized on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs were amortized over the expected average remaining service period of the active employee group covered by the plans.

Benefit asset limit and minimum funding liability

Under IFRS, recognition of the net benefit asset under certain circumstances is limited to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability. Since the Corporation has elected to recognize actuarial gains or losses arising after January 1, 2010 in other comprehensive income, changes in the net benefit asset limit or in the minimum funding adjustment arising after the transition date are also recognized in other comprehensive income. Under Canadian GAAP, a similar concept to the limit existed, although the calculation of the recoverable amount was different and changes in the valuation allowance were recognized in the consolidated statement of income. As for the minimum funding liability, there was no such concept under Canadian GAAP.

(ii)	Share-based compensation

Under IFRS, the liability related to share-based awards that call for settlement in cash or other assets must be measured at its fair value and is to be re-measured at its fair value at the end of each reporting period. Under Canadian GAAP, the liability was measured and re-measured at each reporting date at the intrinsic values of the stock-based awards instead of at their fair values.

Under IFRS, when a share-based payment vests in instalments over a vesting period (“graded vesting”), each instalment is accounted for as a separate arrangement as compared to Canadian GAAP, which gave the choice of treating the instruments as a pool, with the measurement being determined using the average life of the awards granted.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(iii)	Borrowing costs

As stated above in the section “IFRS exemptions and exceptions,” the Corporation elected to adopt IAS 23R prospectively from January 1, 2010. Accordingly, all capitalized interest costs under Canadian GAAP related to projects that began prior to January 1, 2010 were reclassified to opening deficit at transition and are expensed in 2010 under IFRS.

(iv)	Capitalized pre-operating losses

Under IFRS, certain costs that were capitalized under Canadian GAAP are not permitted to be accounted for as part of the cost of property, plant and equipment. As a result, incidental losses attributable to self-constructed assets capitalized prior to commercial operation were derecognized from the net carrying amount of the assets and reclassified to opening deficit on transition under IFRS.

(v)	Provisions

IFRS specifically provides for the accrual of an onerous contract when an unavoidable loss from fulfilling the obligations under the contract is probable, including any penalties arising from early termination. Under Canadian GAAP, a liability for costs to terminate a contract before the end of its term would have been recognized only when the contract had been terminated in accordance with the contract terms, or when the use of the right conveyed by the contract had ceased. As a result, certain additional provisions have been recognized under IFRS as of January 1, 2010. In addition, provisions must be presented separately in the balance sheet under IFRS.

(vi)	Intangible assets with indefinite useful lives

Under IFRS, indefinite lived assets are not amortized, while under Canadian GAAP, they were amortized until January 1, 2002. Accordingly, the Corporation has reversed amortization previously recognized on its broadcasting licences in its opening deficit at the transition date.

(vii)	Related party transactions

Under IFRS, no particular recognition or measurement requirements for related party transactions exist; accordingly, the recognition and measurement of related party transactions must follow existing IFRS standards that apply to the transaction. Under Canadian GAAP, related party transactions could be recognized at the carrying amount of the assets being transferred or at the exchange amount, depending on certain criteria. As stated in the above section “IFRS 1 exemptions and exceptions,” the Corporation elected not to restate any business combinations arising before January 1, 2010, including those entered into between companies under common control. In addition, transfers of assets that had been recognized at the carrying amount under Canadian GAAP were restated to their exchange amounts, as allowed under IFRS.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(viii)	Translation gains or losses related to net investments in foreign operations

As stated above in section “IFRS 1 exemptions and exceptions,” the Corporation elected to reset all cumulative translation gains and losses related to investments in foreign operations to zero in its opening deficit as at the transition date.

(ix)	Income taxes

The expected manner of recovery of intangible assets with indefinite useful lives for purposes of calculating deferred income taxes is different under IFRS than under Canadian GAAP. This difference resulted in a reduction of the deferred income tax liability related to these assets at transition.

Other adjustments to income taxes represent the tax impacts of other IFRS adjustments.

In addition, deferred income tax assets and liabilities are presented as non-current items under IFRS, even if it is anticipated that they will be realized in the short term.

(x)	Non-controlling interests

Under IFRS, non-controlling interests are presented as a separate component of equity in the balance sheet instead of being presented as a separate component between liabilities and equity under Canadian GAAP. In the statements of income and comprehensive income under IFRS, net income and comprehensive income are calculated before non-controlling interests and are then attributed to shareholders and non-controlling interests. Under Canadian GAAP, non-controlling interests were presented as a component of net income and comprehensive income.

Additional annual disclosures under IFRS

Certain additional annual disclosures required under IFRS have been provided below for the year ended December 31, 2010, having taken into consideration the adjustments made from Canadian GAAP to reconcile with IFRS as discussed above. Certain disclosures normally included in a set of annual financial statements have been omitted or condensed as the Corporation does not consider such information material to the understanding of the impact of IFRS on the consolidated financial statements.

(1)	Income taxes

The tax effects of significant items comprising the Corporation’s net deferred income tax positions as of December 31, 2010 and January 1, 2010 under IFRS were as follows:

	December 31, 2010	January 1, 2010
Loss carryforwards	$23.6	$22.3
Accounts payable, accrued charges and deferred revenues	19.2	21.1
Defined benefit plans	46.9	35.3
Property, plant and equipment	(339.3)	(289.3)
Goodwill, intangible assets and other assets	(103.9)	(75.8)
Long-term debt, derivative financial instruments	(16.4)	(2.0)
Other	0.6	9.6

Net deferred income tax liabilities	$(369.3)	$(278.8)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Additional annual disclosures under IFRS (continued)

(2)	Pension and postretirement benefits

The following tables show a reconciliation of the funded status to the net amount recognized in the consolidated balance sheets under IFRS as at December 31, 2010 and as at January 1, 2010:

	Pension benefits		Postretirement benefits
	December 31, 2010	January 1, 2010	December 31, 2010	January 1, 2010
Reconciliation of funded status
Benefit obligation	$(823.2)	$(666.1)	$(47.6)	$(41.9)
Fair value of plan assets	689.9	623.2	—	—

Plan deficit	(133.3)	(42.9)	(47.6)	(41.9)
Past service costs – unvested portion	5.3	6.9	—	—
Asset limit and minimum funding adjustment	(1.8)	(54.8)	—	—

Net amount recognized	$(129.8)	$(90.8)	$(47.6)	$(41.9)

Components of the net benefit costs are as follows:

		2010
	Pension benefits	Postretirement benefits
Service costs	$16.9	$1.0
Interest costs	41.8	2.4
Expected return on plan assets	(44.3)	—
Net prior service costs	1.6	—
Special termination benefits, curtailment loss (gain) and other	1.0	(0.6)

Net benefit costs	$17.0	$2.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Additional annual disclosures under IFRS (continued)

(3)	Intangible assets

The net carrying amounts of our principal categories of intangible assets under IFRS as of December 31, 2010 and January 1, 2010 were as follows:

			December 31, 2010
	Cost	Accumulated amortization/ impairment	Net carrying value
Advanced mobile services spectrum licences	$458.5	$14.4	$444.1
Software	357.3	157.4	199.9
Customer relationships and other	203.5	86.5	117.0
Broadcasting licences [1]	134.1	31.6	102.5
Mastheads [1]	105.6	48.2	57.4
Projects under development	108.2	—	108.2

	$1,367.2	$338.1	$1,029.1

			January 1, 2010
	Cost	Accumulated amortization/ impairment	Net carrying value
Advanced mobile services spectrum licences	$458.5	$—	$458.5
Software	257.5	126.6	130.9
Customer relationships and other	200.8	68.9	131.9
Broadcasting licences [1]	134.1	31.6	102.5
Mastheads [1]	105.6	48.2	57.4
Projects under development	141.0	—	141.0

	$1,297.5	$275.3	$1,022.2

[1]	Intangible assets with indefinite useful lives are not subject to amortization.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Additional annual disclosures under IFRS (continued)

(4)	Goodwill

The net carrying amounts of goodwill as of December 31, 2010 and January 1, 2010 were allocated to the following significant groups of CGUs:

		December 31, 2010	January 1, 2010
Industry segment	Group of CGUs
Telecommunications	- Telecommunications	$2,570.1	$2,570.1
News Media	- News Media	817.6	817.5
Broadcasting	- Broadcasting	3.1	3.1
	- Publishing	51.8	51.8
Leisure and Entertainment	- Book publishing and distribution	16.3	16.3
	- Music	20.9	20.9
Interactive Technologies and Communications	- Interactive Technologies and Communications	25.4	26.4

Total		$3,505.2	$3,506.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Additional annual disclosures under IFRS (continued)

(4)	Goodwill (continued)

Recoverable amounts

The recoverable amounts were determined based on value in use with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate value in use, consisting of future cash flows derived from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A range of growth rates is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGUs participate. The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed as of January 1, 2010:

	As of January 1, 2010
Group of CGUs	Pre-tax discount rate (WACC)	Perpetual growth rate
Telecommunications	10.19%	3.00%
News Media	11.02	1.00
Broadcasting
- Broadcasting	11.43	1.00
- Publishing	14.93	1.00
Leisure and Entertainment
- Book publishing and distribution	14.14	1.00
- Music	13.12	1.00
Interactive Technologies and Communications	14.82	4.00

The next set of impairment tests will be performed as of April 1, 2011.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Additional annual disclosures under IFRS (continued)

(4)	Goodwill (continued)

Sensitivity of recoverable amounts

The following table presents, for each principal group of CGUs, the change in the discount rate and in the perpetual growth rate used in the most recently performed tests that would have been required for the recoverable amount to equal the carrying value as of January 1, 2010:

Group of CGUs	Incremental increase in pre-tax discount rate (WACC)	Incremental decrease in perpetual growth rate
Telecommunications	4.17%	4.73%
News Media	5.65	7.85
Broadcasting
- Broadcasting	2.58	3.45
- Publishing	7.38	11.66
Leisure and Entertainment
- Book publishing and distribution	8.25	14.45
- Music	1.16	1.69
Interactive Technologies and Communications	0.86	1.11

(5)	Other assets

	December 31, 2010	January 1, 2010
Programs, broadcast and distribution rights	$34.0	$39.0
Deferred connection costs	35.3	28.6
Other	24.2	25.7

	$93.5	$93.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Additional annual disclosures under IFRS (continued)

(6)	Provisions

	December 31, 2010	January 1, 2010
Restructuring provision	$37.0	$32.9
Legal provision	16.6	16.3
Contractual obligations and other	21.7	23.8

	75.3	73.0
Long-term portion	3.1	0.4

Current portion	$72.2	$72.6

(7)	Other liabilities

	December 31, 2010	January 1, 2010
Accrued pension and postretirement benefit liability	$177.4	$132.7
Deferred revenue	49.1	43.4
Stock-based compensation[1]	13.7	12.4
Other	11.0	9.3

	$251.2	$197.8

[1]	The current portion of stock-based compensation is included in accounts payable and accrued charges ($27.2 million as of December 31, 2010 and $18.8 million as of January 1, 2010).

(8)	Stock-based compensation plans

The fair value of stock-based awards under the stock option plans of the parent corporation, Quebecor Media and TVA Group was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2010 and January 1, 2010:

December 31, 2010	Quebecor	Quebecor Media	TVA Group
Risk-free interest rate	2.38%	2.11%	1.93%
Dividend yield	0.53%	1.61%	1.44%
Expected volatility	38.25%	34.23%	44.22%
Expected remaining life	4.2 years	3.3 years	2.7 years

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2011 and 2010

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	TRANSITION TO IFRS (continued)

Additional annual disclosures under IFRS (continued)

(8)	Stock-based compensation plans (continued)

January 1, 2010	Quebecor	Quebecor Media	TVA Group
Risk-free interest rate	3.22%	2.37%	2.38%
Dividend yield	0.72%	1.31%	1.54%
Expected volatility	38.67%	36.34%	47.65%
Expected remaining life	5.0 years	3.6 years	3.7 years

Except for Quebecor Media, the expected volatility is based on the historical volatility of the underlying share price for a period equivalent to the expected remaining life of the options. Since the common shares of Quebecor Media are not publicly traded on a stock exchange, expected volatility is derived from the implied volatility of Quebecor’s stock. The expected remaining life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate over the expected remaining life of the option is based on the Government of Canada yield curve in effect at the time of the valuation. Dividend yield is based on the current average yield.

As of December 31, 2010, the intrinsic value of liabilities for which options have vested was $9.6 million ($3.9 million as of January 1, 2010). For the year ended December 31, 2010, a net consolidated compensation charge related to all stock-based compensation plans was recorded in the amount of $15.1 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Chief Financial Officer

Date: May 27, 2011